Exhibit 99.49

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 22

HudBay’s Lalor exploration yields more precious metal intersections

Lalor drill hole locations, assay results, and map, as well as a complete historical listing of holes, collars, intersections and assays and the September 19, 2008 NI 43-101 technical report, are available on HudBay’s website: www.hudbayminerals.com.

Toronto, Ontario, May 5, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) continues to add significant precious metal intersections at its 100% owned Lalor deposit in the Flin Flon Greenstone Belt. Highlights of those results include DUB 230 grading 23.11 g/t Au over 8.75 m, DUB234 grading 10.28 g/t Au over 13.00 m, and DUB204W03 grading 6.68 g/t Au over 24.44 m. As a result of ongoing drilling results, HudBay plans to spend an additional $6.1 million on Lalor exploration in 2009. The originally projected expenditure for 2009 was $6.9 million.

“I am very pleased with the continuing excellent Lalor precious metal intersections,” said Peter R. Jones, HudBay’s chief executive officer. “This project, in terms of both base and precious metals, is a key opportunity for organic growth.”

The ongoing Lalor exploration program will focus on extensions to the previously identified footwall gold zone as well as improving knowledge about the continuity within the zone. The $6.1 million additional expenditure is expected to provide 10 new holes from surface and 16 wedge holes.

Selected and notable precious metal intersections not previously reported:

Drill Hole	Zone	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
DUB195W05	Hanging wall	773.25	777.38	4.13	9.10	55.81	1.51	3.23
DUB195W05	Foot wall	785.49	790.49	5.00	8.89	115.89	0.30	1.12
DUB204W02	Hanging wall	936.61	940.30	3.69	13.83	98.28	0.44	1.65
DUB204W02	Foot wall	950.26	964.90	14.64	4.55	2.64	0.05	0.02
DUB204W03	Hanging wall	834.78	844.57	9.79	5.40	59.11	1.98	2.14
DUB204W03	Foot wall	856.57	860.57	4.00	4.64	39.43	0.52	0.41
DUB204W03	Separate	880.57	894.60	14.03	3.53	26.78	0.41	1.21
DUB204W03	Not named	981.56	1006.00	24.44	6.68	52.54	0.21	0.43
DUB204W02	Not named	972.00	976.00	4.00	12.51	46.20	0.99	0.06
DUB220W02	Not named	869.00	875.00	6.00	18.77	203.37	0.32	0.01
DUB221	Not named	1094.24	1104.21	9.97	6.58	26.47	0.76	0.11
DUB222	Foot wall	820.47	823.48	3.01	15.10	176.90	0.87	1.76
DUB226	Foot wall	875.15	900.15	25.00	3.94	14.61	0.28	0.15
DUB226	Separate	909.00	913.00	4.00	25.98	129.80	0.13	1.05
DUB228	Foot wall	855.32	858.14	2.82	6.38	81.65	1.41	1.89
DUB228	Separate	863.91	869.74	5.83	13.35	111.55	0.13	0.19
DUB229	Foot wall	869.34	881.00	11.66	13.08	38.40	1.14	0.94
DUB230	Separate	855.25	864.00	8.75	23.11	91.28	1.15	0.81
DUB233	Separate	965.84	985.77	19.93	6.87	17.18	0.16	0.05
DUB234	Foot wall	866.50	879.50	13.00	10.28	45.08	1.09	1.12
DUB234	Separate	900.00	922.00	22.00	4.91	9.65	0.15	0.51
DUB235	Foot wall	886.76	901.79	15.03	4.15	8.16	0.16	0.18
DUB235	Separate	928.69	936.59	7.90	9.30	33.42	1.13	1.90

Drilling to date is approximately 115,000 metres in 86 drill holes and 46 wedges. Drilling to date not included in the September 19, 2009 NI 43-101 technical report is approximately 63,000 metres from 48 holes and 39 wedges.

Drilling has also continued to test the zinc rich massive sulphide zones #10 and #20 aimed at upgrading the Inferred Resource to an Indicated Resource.

Selected and notable copper/zinc intersections not previously reported:

Drill Hole	Zone	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
DUB179W04	10	969.00	988.90	19.90	0.98	10.67	0.36	4.94
DUB195W05	20	777.38	785.49	8.11	1.58	19.49	0.44	18.82
DUB204W02	10	814.34	831.35	17.01	0.22	12.17	0.67	26.96
DUB204W02	31	940.30	950.26	9.96	1.71	55.07	0.33	9.58
DUB204W03	20	844.57	856.57	12.00	1.17	13.99	0.86	7.86
DUB204W04	10	834.94	843.43	8.49	0.27	18.32	0.69	17.89
DUB227	10	762.10	767.18	5.08	0.22	9.50	0.21	18.36
DUB228	20	849.05	855.32	6.27	3.80	55.96	1.64	11.43
DUB230	20	879.70	887.38	7.68	3.11	35.70	0.88	18.31
DUB232	10	779.32	785.43	6.11	0.46	12.85	0.26	10.27

The zone coding in the above table is the same as in the September 19, 2008 NI 43-101 report.

Next steps

Scoping studies are continuing on the Lalor deposit to identify access alternatives, development and mining methods, as well as potential production capacity and concentration options. The additional 2009 exploration program will focus on the precious metal zones and is expected to enhance the value of the deposit.

Website Links:

Lalor Drill Hole Locations: http://media3.marketwire.com/docs/LalorDrillhole.pdf

Lalor Assay Results: http://media3.marketwire.com/docs/LalorAssay.pdf

Lalor Location Map: http://media3.marketwire.com/docs/Lalormap.pdf

About Lalor

The Lalor deposit is located in the Chisel Basin of the Flin Flon Greenstone Belt. It has an Indicated Resource of 3.4 MT 1.9g/t Au, 20.5 g/t Ag, 0.71%Cu, 8.82% Zn, and an Inferred Resource of 13.2MT 2.9g/t Au, 34.1g/t Ag, 0.70%Cu, 8.19% Zn, as stated in the September 19, 2008 technical report. Six drills are currently turning at Lalor, which is approximately 15 km from HudBay’s concentrator in Snow Lake, Manitoba. The ongoing exploration and evaluation of the Lalor deposit is a key focus for the company.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Quality Assurance and Quality Control

Exploration core drilling was either BQ or NQ size. The core was logged and mineralized intersections were marked for sampling and assaying by geologists and geotechnicians employed by HudBay’s Hudson Bay Exploration and Development Company Limited (HBED) subsidiary. The marked intersections or intervals were sawn in half by a diamond saw and one half of the core was placed in plastic bags and tagged with unique sample numbers, while the second half was returned to the core box and stored. Each bagged core sample was transported to HudBay’s Hudson Bay Mining and Smelting Co., Limited subsidiary’s assay laboratory in Flin Flon, Manitoba where it was dried, crushed and pulverized and a 250-gram sample was prepared for assaying. From each 250 gram sample 0.25 grams was removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250-gram sample, 15 grams was removed for gold determination by fire assaying with Atomic Absorption finish.

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News Release 2009 – No. 22: HudBay’s Lalor exploration yields more precious metal intersections

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 20 core samples, one core sample has a second 250 gram split collected for check assaying at Acme Analytical Laboratories Ltd. in Vancouver, B.C. This news release provides core lengths and additionally where indicated, calculated vertical thickness of mineralization intersected. True widths are not provided. Where metal assays are provided for intersections they are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length.

Qualified Person

The data herein and the contents of this news release have been reviewed by Kelly Gilmore, B.Sc. P. Geo., Chief Exploration Geologist with HBED, who is a Qualified Person within the meaning of NI 43-101, with the ability and authority to verify the authenticity and validity of the data.

Forward-Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning the potential impact of changing economic conditions on HudBay’s financial results, potential plans for the Lalor project, HudBay’s exploration and development plans, and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry, as well as those risk factors discussed in the company’s Annual Information Form dated March 30, 2009, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362 0615

Email: annemarie.brissenden@hudbayminerals.com

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News Release 2009 – No. 22: HudBay’s Lalor exploration yields more precious metal intersections